1-14860

No. 25/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 28, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: i.A. K. Zaugg ....
Name: Rolf Zaugg
Title: Senior Counsel
a. i. Head of GLS-Corporate & Financial Law

Date: May 28, 2002

swisscom mobile

Press release

Premiere in Switzerland: Swisscom Mobile launches MMS

The new Multimedia Messaging Service (MMS) will be available to all Swisscom Mobile subscribers from 3 June 2002. This will enable pictures, sounds and longer, formatted texts to be sent to MMS-enabled terminals or e-mail addresses via mobile. In a launch phase, Swisscom Mobile will provide this service free of charge. And an attractive range of terminals will be made available. The launch of MMS consolidates Swisscom Mobile's position as a leader in innovation.

MMS is regarded as a mobile communications application with huge potential – a successor to the highly-successful SMS, it will enable considerably more than 160 characters to be transmitted. Text can be added to pictures taken by camera. An MMS-enabled mobile also allows animated graphics and sounds as well as longer, formatted texts to be created and sent to MMS-enabled terminals or any e-mail address.

MMS service free of charge during launch phase

From 3 June 2002, Swisscom Mobile will become the first network operator in Switzerland to offer MMS and enable the transmission of MMS on the Swisscom Mobile network and to e-mail addresses. All Swisscom Mobile customers (excl. NATEL® easy) will be able to use MMS by subscribing to the service free of charge on hotline number 0800 55 64 64. In the launch phase, the transmission of MMS will be free of charge. This offer will apply until 30 September 2002. "We want to provide an additional incentive to use this attractive, trend-setting service," explains Urs Schaeppi, Head of Connectivity Services at Swisscom Mobile. As of 1 October 2002, billing for MMS will be volume-based: an MMS of up to 10 kB will cost around CHF 0.80. An MMS of this site enables a picture with sound to be sent.

An attractive range of terminals: SonyEricsson T68i with Communicam

To use the service, which first has to be activated by Swisscom Mobile, an MMS-enabled terminal is required. At the moment only the SonyEricsson T68i is available on the Swiss market. Other models are expected to be rolled out from the third quarter of 2002. During the MMS launch phase, the SonyEricsson T68i incl. attachable camera (Communicam) will be available to customers who take out a subscription from Swisscom Mobile for CHF 498.

Urs Schaeppi explained the decision to roll out MMS by saying, "we are consolidating our position as a leader in innovation by launching MMS at an early stage." The new network components required for MMS will presently be installed and tested in collaboration with system partner Ericsson. Operation of the MMS service is stable but is currently restricted to the basic functions: MMS can be sent on the Swisscom Mobile network or to another e-mail address. Swisscom Mobile's MMS offering is being extended on an ongoing basis – MMS content (graphics and sound clips) will be available on the www.gomobile.ch mobile portal from late summer 2002. By this time it should also be possible to send MMS messages to non MMS-enabled mobile phones – the recipient will be able to access the message via Internet.

swisscom mobile

Press release

Invitation to Press Conference "Innovations at Swisscom"

Tuesday, 28 May 2002, 10.00 until 12.00,
VisionCenter, Corporate Technology, Swisscom Ltd,
Ostermundigenstrasse 93, 3006 Bern

Berne, 28 May 2002